

December 19, 2022

Brian Carrico
Chief Executive Officer
Neuraxis, Inc.
11550 N. Meridian Street, Suite 325
Carmel, IN 46032

> **Re: Neuraxis, Inc.**
> **Amendment No.2 to Draft Registration Statement on Form S-1**
> **Submitted December 12, 2022**
> **CIK No. 0001933567**

Dear Brian Carrico:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement Submitted December 12, 2022

Prospectus Summary
Pipeline, page 1

1.   We note your pipeline table on pages 1 and 54. Please further revise the table as follows:
   - Expand the column entitled "Human Clinical Trials" to reflect the phases of clinical trials that must be completed prior to your 510k/De Novo FDA Submissions and ensure the arrow in each row is accurate regarding the company's progress. Please also revise your Government Regulation disclosure starting on page 63 to discuss the distinct phases. In the event there is not more than one phase required, please advise.
   - Please remove references to projected timelines in the narrative leading into the table and in the header to the table, as no actual timelines are reflected in the table itself.

Refer to bullet three of comment 5 of our comment letter dated October 24, 2022.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tom Twedt